May 16, 2017

VIA EDGAR AND BY FEDERAL EXPRESS

Ms. Barbara C. Jacobs, Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Inspired Entertainment, Inc.

Registration Statement on Form S-3

Filed April 7, 2017

File No. 333-217215

Dear Ms. Jacobs:

Reference is made to the letter dated May 3, 2017 (the “Comment Letter”) to Luke L. Alvarez, Chief Executive Officer of Inspired Entertainment, Inc., formerly known as Hydra Industries Acquisition Corp. (the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Registration Statement on Form S-3 filed by the Company with the Securities and Exchange Commission (the “SEC”).

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. We are also sending courtesy copies of this letter to you by Federal Express.

Registration Statement on Form S-3

General

1.          In the Form 8-K filed on February 3, 2017, you reported that on January 30, 2017, the board of directors approved a change in your fiscal year end from December 31st to September 30th. Because your fiscal year ended prior to your decision to change its end and because at the time of the Business Combination, you continued the fiscal year of the legal acquirer, you should have filed a transition report on Form 10-KT that included audited financial statements for the period from September 25, 2016 through December 31, 2016. See Rule 13a-10 of the Exchange Act. Please file this periodic report.

Ms. Barbara C. Jacobs

United States Securities and Exchange Commission

May 16, 2017

On December 23, 2016, the Company consummated the referenced business combination (the “Business Combination”) with DMWSL 633 Limited (“Target Parent”) and related entities, which provided for the acquisition by the Company of Inspired Gaming Group (“Inspired”).

The Business Combination was accounted for as a reverse shell merger in accordance with US GAAP. Under this method of accounting, the Company is treated as the “acquired” company for financial reporting purposes. Accordingly, at closing, the Company’s fiscal year automatically became that of Inspired whose fiscal year ended on the Saturday closest to September 30 through the 2015-2016 fiscal year and thereafter changed to September 30. See Note 1—Nature of Operations, Management’s Plans and Summary of Significant Accounting Policies—Basis of Presentation to the Company’s Interim Condensed Consolidated Financial Statements for the period ended December 31, 2016, filed with the SEC on Form 10-QT on February 9, 2017, which reads as follows:

Effective September 25, 2016, the Company changed its reporting year end from a 52 week period to a calendar year end, commencing with the calendar year ended September 30, 2017. Accordingly, the period ended December 31, 2016 includes the results of operations for the Company for the period from September 25, 2016 through December 31, 2016. Additionally, the period ended December 31, 2015 includes the results of operations for the Company for the period from September 27, 2015 through December 31, 2015. Prior to September 25, 2016, the financial statement periods presented represented a 52-week period, which approximated a calendar year end period.

Further, in accordance with Section 1365.7 of the Division of Corporate Finance Financial Reporting Manual, a change from a fiscal year ending as of the last day of the month to a 52-53 week fiscal year commencing within seven days of the month end (or vice-versa) is not deemed a change in fiscal year-end if the new fiscal year commences with the end of the old fiscal year. Accordingly, although the Company filed a Form 10-QT, the filing of such a transition report was not required. The use of Form 10-QT was intended to highlight that the reporting period reflected in the filing included the gap period of six days (September 25-September 30) in addition to the regular quarter (October 1-December 31).

Ms. Barbara C. Jacobs

United States Securities and Exchange Commission

May 16, 2017

The Company at no point determined to use a December 31 calendar reporting period after the closing of the Business Combination. In fact, following the Business Combination, on January 4, 2017, the Company’s Director of Finance (who had held such role for the Target Parent) sent an email to counsel inquiring when the Company’s EDGAR profile page on the SEC’s website would reflect the September 30 year-end, as that became the Company’s fiscal year-end following the Business Combination. Upon visiting the SEC’s site, he had noticed that a December 31 year-end was still displayed as the Company’s year-end. In consultation with counsel, it was determined that a Form 8-K would be filed to clarify for stockholders that the fiscal year-end had become September 30 at closing. This was intended as a means of requesting that the SEC update the EDGAR profile page and to minimize potential confusion for stockholders who may have been expecting the legal acquirer (the SEC registrant) to continue the previous reporting periods. In addition, following the Business Combination, the Company wanted to convey that the reporting quarters would be based on monthly periods ending on the last day of every third month (December 31, March 31, June 30, September 30) rather than on weekly periods ending on Saturdays (beginning with the quarter ending December 31, 2016). This adjustment from the prior cycle, involving an adjustment of less than seven days, is not deemed under US GAAP to be a fiscal year change, and the gap period of six days (September 25, 2016 to September 30, 2016) was included in the Company’s financial statements contained in its quarterly report filed on February 9, 2017.

In this regard, the Form 8-K which was filed with the SEC on February 3, 2017 inadvertently indicated that the Board took action to change the Company’s year-end from December 31 to September 30 rather than highlighting that the change had resulted from the reverse merger Business Combination.

To reflect the Board’s intention, the Company proposes to amend the 8-K as follows:

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On January 30, 2017, the Board of Directors of the Company confirmed that the Company’s fiscal year-end would be September 30 beginning with the year ending September 30, 2017 as a result of the Company’s reverse merger consummated on December 23, 2016. In addition, the reporting quarters will be based on monthly periods ending on December 31, March 31, June 30 and September 30 of each calendar year.

Since the Company’s fiscal year-end became the Target Parent’s fiscal year on December 23, 2016, the Company’s most recent fiscal year ended in September 2016. At no time did the Company determine to “continue the fiscal year of the legal acquirer” and as a result, we do not believe that a transition report on Form 10-KT is required.

2.          In light of comment 1 above, you do not meet the eligibility requirements for registration on Form S-3 as set forth in Instruction I.A.3(b). Please amend to file on the appropriate registration statement form, or advise.

In accordance with our response to Comment 1, we believe that the Company meets the requirements for registration on Form S-3 as set forth in Instruction I.A.3(b).

Part II Information Not Required in Prospectus

Ms. Barbara C. Jacobs

United States Securities and Exchange Commission

May 16, 2017

Item 16. Exhibits, page 23

Exhibit 5.1

3.          Please file a revised legal opinion to address the legality of the 4 million shares issuable upon the exercise of the 8 million warrants issued in your initial public offering. Also, the legal opinion states that the “shares of Common Stock have been legally issued and are fully paid and non-assessable.” The opinion should be revised to distinguish between the shares that are currently outstanding and the shares issuable upon the exercise of warrants held by the selling stockholders.

We will file a revised legal opinion addressing the items set forth in your Comment 3.

Should you have any questions, please contact me at (646) 565-3861 or via e-mail at luke@inseinc.com.

Sincerely,

Inspired Entertainment, Inc.

By:	/s/ Luke L. Alvarez
	Name:	Luke L. Alvarez
	Title:	Chief Executive Officer

cc:  Christopher S. Auguste